

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2022

Jack Kong
Chairman
Nano Labs Ltd
30th Floor Dikaiyinzuo
No. 29, East Jiefang Road
Hangzhou, Zhejiang
People's Republic of China

> **Re: Nano Labs Ltd.**
> **Amendment No. 4 to Draft Registration Statement on Form S-1**
> **Submitted December 23, 2021**
> **File No. 377-05474**

Dear Mr. Kong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2021 letter.

Confidential Draft Registration Statement on Form F-1 submitted December 23, 2021

General

1. Please disclose on your cover page and in your summary whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Also disclose this matter in your risk factors and that the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

You may contact Effie Simpson at 202-551-3346 or Jean Yu at 202-551-3305 if you have

Jack Kong
Nano Labs Ltd
January 6, 2022
Page 2

questions regarding comments on the financial statements and related matters. Please contact
Erin Donahue at 202-551-6001 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Dan Ouyang